FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           4 June 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Re Joint Venture sent to the London Stock Exchange on 4 June 2003


                        For release: 4 June 2003


                      TESCO AND O2 TO LAUNCH TESCO MOBILE


Tesco and O2 today announced the creation of a new 50:50 joint venture, Tesco Mobile. The new company will sell exclusively Tesco branded mobile services in Tesco stores across the UK, using O2's technology and network, and is expected to grow towards two million customers.


Tesco Mobile aims to launch later this year with the objective of having branded pre-paid phones on sale in stores and through tesco.com in time for Christmas, following which contract phones will be launched by tesco.com. Over the first two years of operation each company will invest GBP8 million pounds in the joint venture.


The 50:50 partnership will deliver great benefits to both parties and to shoppers: Tesco gets a first class service that is squarely focussed on their customers; O2 gets a powerful new mobile retail business that complements its own retail stores and other branded channels.


The new service will give Tesco customers access to supermarket style offers and the chance to earn Clubcard points when buying handsets and airtime.


Sir Terry Leahy, Chief Executive of Tesco, said:


"Customers tell us that they want simplicity and value from a name they can trust and that is what Tesco Mobile will offer. The service will be convenient. You'll be able to buy handsets in store or over the Internet, and charges will be simple and clear.


"O2 is a good partner for Tesco. They have a strong management team and we work well together.


"Customers like our new retail services. Look at the success of Tesco Personal Finance and Tesco.com. They are keen for us to enter the Telecoms market."


Peter Erskine, Chief Executive of mmO2, said:


"In today's competitive and complex mobile market, where customers have ever increasing choice, we remain 100% committed to providing O2 branded services that deliver the 'best customer experience' to our key target segments. Our JV with Tesco perfectly complements this retail branded strategy by giving us an ideal way of reaching important new customer segments with great mobile services.


"The terms of the JV create a sound and sustainable business model for both parties. O2 will make a return both through Tesco Mobile's earnings and the more efficient use of our network capacity. We anticipate no material impact in the current financial year but positive returns in the future."


                                     -ends-



Notes to Editors


The joint venture agreement is open ended with a five year lock in period during which time neither shareholder may sell its stake.


Tesco Mobile will be located in Slough, and will have approximately 25 full time employees in the first year of operations.


O2 and Tesco will have equal representations and voting rights on the board.


Andy Dewhurst, has been appointed as Tesco Mobile's Chief Executive.

Andy was previously Marketing Director of Tesco Personal Finance. Matthew Key, O2 UK's Chief Financial Officer, with be Tesco Mobile's Chairman.


Tesco Mobile will market to consumers only.


Tesco Mobile will operate on a stand-alone commercial basis and will bear all subscriber acquisition costs.


Tesco Mobile's services will be marketed and sold only through channels owned by Tesco.


O2 will provide all of the agreed Telecommunication Services to Tesco Mobile on an exclusive basis.


O2's network has coverage of 99% of the UK population and roaming agreements with 328 networks in 142 countries worldwide.


Tesco has already announced it will launch a fixed line service later this year.


Tesco

Tesco is the UK's leading supermarket with over 14 million customers each week. Telecoms will be the third retail service offered by Tesco; tesco.com is already the largest on-line grocer in the world and Tesco Personal Finance has signed up nearly four million customers in just five years. Tesco operates four distinct formats, from convenience stores to hypermarkets, and has 296,000 employees worldwide, with 220,000 in the UK. Tesco's core purpose is to create value for customers to earn their lifetime loyalty. Tesco operates in ten countries and is the market leader in six.


O2

O2 aims to enrich customer's lives by enabling them to get the most from their mobile. As a leading provider of mobile services to consumers and businesses in the UK, O2 offers a range of services including text, media messaging, games, always on data connections (via "GPRS") and much more. O2 (UK) Limited is a subsidiary of O2 plc, which also delivers O2 branded services in Ireland and Germany. O2 has approximately 12 million customers in the UK.







Tesco contacts:


Tesco - Lucy Neville Rolfe - 01992 646 606

Investor Relations - Steve Butler - 01992 644 800


O2 contacts:


David Nicholas                                         Simon Gordon

Head of Media Relations                                Press Relations Manager

mmO2 plc                                               mmO2 plc

0771 575 9176                                          0771 007 0698







                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 4 June 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary